

02037436

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 8, 2002

Telecom Argentina STET-France Telecom S.A.
(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] <u>Not applicable</u>

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

<u>Item</u>		Sequential Page <u>Number</u>
1.	Press release dated July 4, 2002 announcing the resignation of Susana Malcorra as C.E.O of the Telecom Group.	3




TELECOM

FOR IMMEDIATE RELEASE

Market Cap: Pesos 745 million
(July 4, 2002)

Contacts:
Pedro Insussarry   Kevin Kirkeby
Elvira Lazzati   Golin/Harris International
Telecom Argentina   (212) 697-9191
(54-11) 4968-3627/3626

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. ANNOUNCES THE RESIGNATION OF ITS C.E.O.

Buenos Aires, July 4, 2002 - **Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO)**, announces that the C.E.O. of the Telecom Group, Ms. Susana Malcorra, is leaving the Company today.

This resignation comes as an agreement between the Company and Ms. Malcorra because of the initial stage of the restructuring process of its financial debt which was announced by Telecom in due time.

The Board of Directors of the Company wishes to thank Ms. Susana Malcorra for her performance and commitment while in office.

The Board of Directors estimates that within the next days it will be announcing the appointment of the person who will assume the position of C.E.O. of the Company. Until that moment, the Board of Directors is assuming such duties.

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government's transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of Telecom Argentina from the Argentine Government, holds 54.74% of Telecom's common stock. Nortel is a holding company controlled by a consortium comprised of the Telecom Italia Group, with 50% of the common stock of Nortel, and the France Telecom Group with the remaining 50%.

On March 31, 2002, Telecom Argentina had 984,380,978 shares outstanding.

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<u>Disclaimer</u>
This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the "pesification" of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company's financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Juan Carlos Masjoan
President

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: July 8, 2002

By:

Name:

Title:

Ing. Juan Carlos Masjoan
Presidente